United EcoEnergy Corp.
120 Wall Street - 24th Floor
New York, New York 10005-3905

December 15, 2009

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Attn.:	Ms. Christina L. DiAngelo Senior Staff Accountant

Re:	United EcoEnergy Corp. (the “Registrant”) File No. 814-00717

Dear Ms. DiAngelo:

We are responding to your letter dated November 30, 2009 addressed to me with respect to the Notification of Late Filing on Form 12b-25 filed on November 16, 2009 with respect to the quarterly report on Form 10Q for the fiscal period ended September 30, 2009.

Subsequent to the filing, you contacted our outside attorney, Raymond Felton, with essentially the same comments as set forth in your November 30 letter.  As he explained to you, the Registrant is a very thinly staffed company that has recently undergone a significant change in management, including the appointment of a new Chief Financial Officer.  Furthermore, the Registrant is in the process of responding to a number of comments raised by the Commission relating to inadequacies in its accounting and disclosures.  It was the opinion of the Registrant’s management that it was better to avail itself of the additional time allowed by Rule 12b-25 to become more familiar with the Registrant’s accounting and to comply better with all applicable regulations as well as the comments previously received from the Commission. For these reasons, we respectfully submit that the 10-Q filing was filed on a timely basis and request that the Commission reconsider its finding that it was not.

This letter confirms that the issues raised in your letter have been discussed with the Board of Directors of the Registrant.  If you have any further questions, please feel free to contact me or Mr. Felton at 732-476-2670. Thank you for your consideration.

Respectfully submitted,

By:	/s/ Kelly T. Hickel
Kelly T. Hickel
Chief Executive Officer